Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 9, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

To Whom It May Concern,

In compliance with the requirements set forth by the Comisión Nacional de Valores, we write to report that the Extraordinary Shareholders’ Meeting (the “Meeting”) of Grupo Financiero Galicia S.A. (the “Company”) was held on September 8, 2015 at 11:35 a.m., and was presided over by Mr. Eduardo J. Escasany. The Meeting was attended by 32 shareholders (the “Shareholders”), of which 9 were present in person and 23 were represented by proxy. The Shareholders represented 281,221,650 Class A Ordinary Shares, with each share entitled to five votes, representing both a capital stock value of 281,221,650 pesos and 1,406,108,250 votes, and 833,104,253 Class B Ordinary Shares, with each share entitled to one vote, representing a capital stock value of 833,104,253 pesos and 833,104,253 votes, resulting in a quorum of 85.69%.

Pursuant to the requirements of Section 4, Chapter II, Title II of the rules of the Comisión Nacional de Valores, the summary of the resolutions adopted with respect to each item of the agenda of the September 8, 2015 Shareholders’ Meeting (the “Agenda”) is as follows:

FIRST ITEM OF THE AGENDA: “Appointment of two shareholders to sign the minutes”:

It was approved that the following three shareholders sign the Minutes: Mr. Arturo Santillán, Mr. Adolfo Tamini, and the shareholder representative of Anses, Marisol Mavid Dandres, on a voluntary basis.

SECOND ITEM OF THE AGENDA: “Extension of the maximum period of three years in which Price Waterhouse & Co. SRL will carry out the audit work, in accordance with the provisions set by Article 28 of Chapter III of Title II of RULES (NT 2013 and mod.), for fiscal years 2016, 2017 and 2018.”

It was approved to extend the period of designation of Price Waterhouse & Co. S.R.L. for fiscal years 2016, 2017 and 2018.

Yours sincerely,

A. Enrique Pedemonte

Attorney-in-fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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